Exhibit 99.1

Radware Reports 17% Revenue Growth for the Third Quarter 2021

Third Quarter 2021 Results and Financial Highlights
•	Record revenue of $73 million, up 17% year-over-year, exceeding high end of guidance
•	ARR of $185 million, up 9% year-over-year
•	Non-GAAP operating income of $11.6 million, an increase of 69% year-over-year
•	Non-GAAP EPS of $0.23, exceeding high end of guidance; GAAP EPS of $0.10
•	Cash flow from operations of $18 million

TEL AVIV, Israel, November 3, 2021 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter and the nine months ended September 30, 2021.

“We are pleased to report another strong quarter. Driven by our cloud and subscription business, we achieved record quarterly revenue of $73 million. In addition, we saw double digit growth across key financial metrics. Compared to the same period last year, total revenue grew 17%, cloud and subscription ARR increased by 26%, and EPS rose 32%,” said Roy Zisapel, president and CEO, Radware. “The growing number of increasingly complex cyber-attacks is creating more urgency and driving more organizations to strengthen the defenses around their critical assets. We are confident that this demand, coupled with our best of breed security offering — which includes DDoS protection; Web application, API and Bot security; and cloud posture security — will fuel our growth in the coming quarters.”

Financial Highlights for the Third Quarter of 2021
Revenue for the third quarter of 2021 totaled $73.4 million:

•	Revenue in the Americas region was $35.7 million for the third quarter of 2021, up 18% from $30.2 million in the third quarter of 2020.
•	Revenue in the Europe, Middle East and Africa (“EMEA”) region was $23.6 million for the third quarter of 2021, up 29% from $18.3 million in the third quarter of 2020.
•	Revenue in the Asia-Pacific (“APAC”) region was $14.1 million for the third quarter of 2021, up 1% from $14.0 million in the third quarter of 2020.

GAAP net income for the third quarter of 2021 was $5.0 million, or $0.10 per diluted share, compared to GAAP net income of $3.6 million, or $0.08 per diluted share, for the third quarter of 2020.

Non-GAAP net income for the third quarter of 2021 was $11.0 million, or $0.23 per diluted share, compared to non-GAAP net income of $8.4 million, or $0.18 per diluted share, for the third quarter of 2020.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, other loss adjustment and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

As of September 30, 2021, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $455.9 million. Net cash provided by operating activities in the third quarter of 2021 totaled $17.9 million.

Conference Call
Radware management will host a call today, November 3, 2021 at 8:30 a.m. ET to discuss its third quarter 2021 results and the Company’s outlook. To participate in the call, please use the following numbers:

Participants in the US call: Toll Free 888-510-2008
Participants Internationally call:  1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030.  Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, other loss adjustment and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses and maintenance contracts that are in effect at the end of a reporting period.  ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations.  We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the COVID-19 pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; real or perceived shortcomings, defects or vulnerabilities in our products or solutions or if we or our end-users experience security breaches; the availability of components and manufacturing capacity; our reliance on a single managed security service provider to provide us with scrubbing center services; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2021 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	63,205	54,771
Marketable securities	51,234	64,684
Short-term bank deposits	159,208	191,038
Trade receivables, net	11,476	16,848
Other receivables and prepaid expenses	11,798	6,526
Inventories	12,403	13,935
	309,324	347,802

Long-term investments
Marketable securities	84,741	66,836
Long-term bank deposits	97,550	71,421
Severance pay funds	2,391	2,453
	184,682	140,710

Property and equipment, net	20,606	22,976
Intangible assets, net	11,196	12,588
Other long-term assets	35,879	30,222
Operating lease right-of-use assets	25,131	27,823
Goodwill	41,144	41,144
Total assets	627,962	623,265

Liabilities and shareholders' equity

Current Liabilities
Trade payables	2,994	3,882
Deferred revenues	93,542	92,127
Operating lease liabilities	4,503	5,224
Other payables and accrued expenses	44,424	42,514
	145,463	143,747

Long-term liabilities
Deferred revenues	62,455	54,797
Operating lease liabilities	22,617	24,851
Other long-term liabilities	11,841	11,409
	96,913	91,057

Shareholders' equity
Share capital	728	721
Additional paid-in capital	462,976	443,018
Accumulated other comprehensive income, net of tax	298	1,517
Treasury stock, at cost	(225,575)	(190,552)
Retained earnings	147,159	133,757
Total shareholders' equity	385,586	388,461

Total liabilities and shareholders' equity	627,962	623,265

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	73,418	62,524	209,854	180,981
Cost of revenues	13,294	11,646	38,398	32,893
Gross profit	60,124	50,878	171,456	148,088

Operating expenses, net:
Research and development, net	18,639	16,747	54,501	49,088
Selling and marketing	29,588	27,659	87,827	82,616
General and administrative	6,024	4,513	15,771	14,114
Total operating expenses, net	54,251	48,919	158,099	145,818

Operating income	5,873	1,959	13,357	2,270
Financial income, net	1,013	2,897	4,870	7,404
Income before taxes on income	6,886	4,856	18,227	9,674
Taxes on income	1,921	1,269	4,825	2,840
Net income	4,965	3,587	13,402	6,834

Basic net earnings per share	0.11	0.08	0.29	0.15

Weighted average number of shares used to compute basic net earnings per share	45,838,968	46,341,046	45,891,234	46,547,504

Diluted net earnings per share	0.10	0.08	0.28	0.14

Weighted average number of shares used to compute diluted net earnings per share	47,620,254	47,673,698	47,451,932	47,841,411

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	60,124	50,878	171,456	148,088
Stock-based compensation	51	48	149	135
Amortization of intangible assets	464	465	1,393	1,427
Non-GAAP gross profit	60,639	51,391	172,998	149,650

GAAP research and development, net	18,639	16,747	54,501	49,088
Stock-based compensation	1,434	1,301	3,786	3,199
Non-GAAP Research and development, net	17,205	15,446	50,715	45,889

GAAP selling and marketing	29,588	27,659	87,827	82,616
Stock-based compensation	2,212	2,083	6,294	5,814
Non-GAAP selling and marketing	27,376	25,576	81,533	76,802

GAAP general and administrative	6,024	4,513	15,771	14,114
Stock-based compensation	894	975	1,973	2,809
Litigation costs	67	44	288	303
Acquisition costs	629	-	629	-
Non-GAAP general and administrative	4,434	3,494	12,881	11,002

GAAP total operating expenses, net	54,251	48,919	158,099	145,818
Stock-based compensation	4,540	4,359	12,053	11,822
Litigation costs	67	44	288	303
Acquisition costs	629	-	629	-
Non-GAAP total operating expenses, net	49,015	44,516	145,129	133,693

GAAP operating income	5,873	1,959	13,357	2,270
Stock-based compensation	4,591	4,407	12,202	11,957
Amortization of intangible assets	464	465	1,393	1,427
Litigation costs	67	44	288	303
Acquisition costs	629	-	629	-
Non-GAAP operating income	11,624	6,875	27,869	15,957

GAAP financial income, net	1,013	2,897	4,870	7,404
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	388	(72)	219	480
Non-GAAP financial income, net	1,401	2,825	5,089	8,131

GAAP income before taxes on income	6,886	4,856	18,227	9,674
Stock-based compensation	4,591	4,407	12,202	11,957
Amortization of intangible assets	464	465	1,393	1,427
Litigation costs	67	44	288	303
Acquisition costs	629	-	629	-
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	388	(72)	219	480
Non-GAAP income before taxes on income	13,025	9,700	32,958	24,088

GAAP taxes on income	1,921	1,269	4,825	2,840
Tax related adjustments	62	62	185	245
Non-GAAP taxes on income	1,983	1,331	5,010	3,085

GAAP net income	4,965	3,587	13,402	6,834
Stock-based compensation	4,591	4,407	12,202	11,957
Amortization of intangible assets	464	465	1,393	1,427
Litigation costs	67	44	288	303
Acquisition costs	629	-	629	-
Other loss adjustment	-	-	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	388	(72)	219	480
Tax related adjustments	(62)	(62)	(185)	(245)
Non-GAAP net income	11,042	8,369	27,948	21,003

GAAP diluted net earnings per share	0.10	0.08	0.28	0.14
Stock-based compensation	0.10	0.09	0.26	0.25
Amortization of intangible assets	0.01	0.01	0.03	0.03
Litigation costs	0.00	0.00	0.01	0.01
Acquisition costs	0.01	0.00	0.01	0.00
Other loss adjustment	0.00	0.00	0.00	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	(0.00)	0.00	0.01
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.01)
Non-GAAP diluted net earnings per share	0.23	0.18	0.59	0.44

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	47,620,254	47,673,698	47,451,932	47,841,411

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	4,965	3,587	13,402	6,834
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,527	2,616	7,712	7,883
Stock-based compensation	4,591	4,407	12,202	11,957
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	768	337	1,903	647
Gain related to securities, net	(327)	(517)	(424)	(580)
Accrued interest on bank deposits	1,504	(598)	1,421	(971)
Increase in accrued severance pay, net	88	48	453	235
Decrease in trade receivables, net	7,023	2,865	5,372	8,280
Increase in other receivables and prepaid expenses and other long-term assets	(627)	(465)	(10,606)	(2,395)
Decrease in inventories	797	816	1,532	650
Decrease in trade payables	(2,554)	(1,078)	(888)	(2,497)
Increase (decrease) in deferred revenues	(2,317)	(7,648)	9,073	14,019
Increase in other payables and accrued expenses	1,280	2,456	1,951	1,735
Operating lease liabilities, net	161	(26)	(263)	(64)
Net cash provided by operating activities	17,879	6,800	42,840	45,733

Cash flows from investing activities:

Purchase of property and equipment	(1,458)	(1,629)	(3,950)	(6,626)
Proceeds from (investment in) other long-term assets, net	11	(15)	42	(26)
Proceeds from (investment in) bank deposits, net	(154)	(2,666)	4,280	(11,824)
Proceeds from (investment in) sale, redemption of and purchase of marketable securities, net	(15,852)	8,249	(7,518)	11,712
Net cash provided by (used in) investing activities	(17,453)	3,939	(7,146)	(6,764)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,917	4,947	7,762	8,285
Repurchase of shares	(195)	(15,907)	(35,022)	(39,576)
Net cash provided by (used in) financing activities	1,722	(10,960)	(27,260)	(31,291)

Increase (decrease) in cash and cash equivalents	2,148	(221)	8,434	7,678
Cash and cash equivalents at the beginning of the period	61,057	48,650	54,771	40,751
Cash and cash equivalents at the end of the period	63,205	48,429	63,205	48,429